UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
☒   Form C-AR: Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:
Arizona Soccer Holdings, Inc. d/b/a FC Tucson

Legal status of Issuer:

     Form:
     Corporation

     Jurisdiction of Incorporation:
     Arizona

     Date of Incorporation:
     October 31, 2022

Physical address of Issuer:
3600 South Country Club Road, Tucson, Arizona 85713, USA

Website of Issuer:
https://www.fctucson.com

Current number of employees:
3 employees

	Fiscal year ending December 31, 2024	Fiscal year ending December 31, 2023	Fiscal year ending December 31, 2022
Total Assets	$ 9,520	$ 20,822	$ 82,883
Cash & Cash Equivalents	$ 9,520	$ 7,813	$ 82,332
Accounts Receivable	$ 0.00	$ 13,009	$ 0.00
Total Liabilities	$ 175,082	$ 72,244	$ 65,755
Revenues/Sales	$ 678,400	$ 659,967	$ 62,199
Cost of Goods Sold	$ 0.00	$ 0.00	$ 0.00
Taxes Paid	$ 0.00	$ 0.00	$ 0.00
Net Income/(Loss)	$ (114,139)	$ (269,582)	$ 17,129


March 26, 2025

ARIZONA SOCCER HOLDINGS INC. D/B/A FC TUCSON



FORM C-AR


This Form C-AR (including the cover page and all exhibits attached hereto, this "**Form C-AR**) is being furnished by Arizona Soccer Holdings Inc., an Arizona corporation d/b/a FC Tucson (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the United States Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (*i.e.*, 17 C.F.R. § 227.100 *et seq.*), which requires that it must file a report with the Commission and annually post the report on its website at <https://www.fctucson.com/> no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (17 C.F.R. § 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation Crowdfunding and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation Crowdfunding and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation Crowdfunding by the Company or another party, or 5) the liquidation or dissolution of the Company.


The date of this Form C-AR is March 26, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained in this Form C-AR as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein, including the Annual Report, attached hereto as <u>Exhibit A</u>, and unaudited financial statements covering the calendar years ending December 31, 2024, December 31, 2023, and December 31, 2022, attached hereto as <u>Exhibit B</u>, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial conditions, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as *"anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely,"* and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances.

As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, except as may be required by law.

OTHER INFORMATION

The Company failed to submit timely its Form C-AR covering the 2023 fiscal year as required by the ongoing reporting requirements of Regulation CF § 227.202. The applicable Form C-AR covering the 2023 fiscal year was delinquent when filed in 2025.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 C.F.R. § 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C-AR and has duly caused this form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements of the Company are true and complete in all material respects.


Arizona Soccer Holdings LLC d/b/a FC Tucson
Issuer

/s/ Jonathan I. Pearlman
Signature

Jonathan I. Pearlman, Chief Executive Officer
Name, Title

March 26, 2025
Date


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.


/s/ Jonathan I. Pearlman
Signature

Jonathan I. Pearlman, Director
Name, Title

March 26, 2025
Date

/s/ Kyle Cornell
Signature

Kyle Cornell, COO
Name, Title

March 26, 2025
Date


1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
MARCH 26, 2025

ARIZONA SOCCER HOLDINGS INC. D/B/A FC TUCSON



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

1. BUSINESS SUMMARY

Arizona Soccer Holdings Inc. d/b/a FC Tucson (the "**Company**") is an Arizona for-profit corporation, formed on October 31, 2022, under the laws of the State of Arizona. The Company owns, promotes, and operates an amateur/semi-professional soccer club (the amateur/semi-professional soccer club, "**FC Tucson**") based in Tucson, Arizona, with goals of maintaining itself as a fixture within the local and regional soccer community and growth within the region. The Company's primary business offices are located at 3600 South Country Club Road in Tucson, Arizona 85713, and its website is https://www.fctucson.com.

We have filed this report as of the date above. A link to this report will be available on the homepage of our website, on or before April 30, 2025.

The information about the Company available on or through our website is not a part of this Form C-AR.

FC Tucson consists of three soccer teams, a men's team ("**Men's Team**"), women's team ("**Women's Team**"), and a United Soccer League ("**USL**") academy team to participate in the USL Academy League and USL Academy Cup (focus on player development and identification of future youth prospects). The Men's Team competes in the Western Conference, Southwest Division of the USL League Two. The Women's Team competes in the West Region, Desert Conference of the Women's Premier Soccer League. The Company's business also includes activities relating to community engagement and affiliated youth development programs and teams, as well as providing amateur training and game facilities.

Soccer appears likely to continue to grow in popularity across the United States, and the Company aims work to promote and expand the popularity of soccer, within the region and beyond. The Company also believes FC Tucson has the potential for continued success and growth in synergy with soccer's expansion regionally and nationally, and the Company's long-term goals and plans include working to bring professional soccer to Tucson by joining the pro ranks of the USL. One essential revenue source of the Company includes local and regional sponsorships and partners that engage the Company in connection with advertising and ad placement of their brands and services at FC Tucson games and events.

In 2023, the Company engaged in an offering of securities in accordance with Regulation Crowdfunding, at 17 C.F.R. § 227.100 *et seq.* ("**Regulation CF**"), pursuant to which the Company issued and sold shares of its common stock to 221 investors (such investors, collectively, "**Crowdfund Owners**" and each individually, a "**Crowdfund Owner**") via a funding portal registered with the SEC and operated by StartEngine Capital LLC, a Delaware limited liability company ("**StartEngine**"). The offering of securities via StartEngine's registered funding portal beginning in June 2023 (the "CF Offering") resulted in the Company issuing a total 244,661 shares of common stock held amongst the Crowdfund Owners. Accordingly, the Company is filing this annual report pursuant to Rule 202 of Regulation CF for the fiscal year that ended December 31, 2024.

All common stock held by Crowdfund Owners is subject to an <u>irrevocable voting proxy</u> that is <u>coupled with an interest</u> as described in the Company's Form C and subscription agreement between each Crowdfund Owner and the Company. As a material inducement to the Company to offer common stock to the Crowdfund Owners, the irrevocable proxy was a material inducement and requirement of the Company in the CF Offering.

Additional information concerning the same is described hereinafter. For clarity, the subscription agreements between each Crowdfund Owner and the Company are referred to as the "**Subscription Agreements**" in the remainder of this annual report. Similarly, the Crowdfund Owners' shares of common stock, all of which are subject to the above referenced proxy and other terms, conditions, and restrictions set forth in the applicable Subscription Agreements are referred to as the "**CF Shares**" in the remainder of this annual report.

2.   <u>INVESTMENT RISK FACTORS</u>

The SEC requires the Company to identify risks that are specific to our business and financial condition. In addition to the risks identified below, the Company is still subject to all the same risks that face all other companies in its business, and all companies in the economy generally. These include risks relating to economic downturns, political and economic events and upheaval, and technological developments (such as the impact of Artificial Intelligence on the economy, data safeguarding and protections, and vulnerabilities of electronic communications and networks). Additionally, as a relatively early-stage business, our Company is inherently riskier than more developed companies. The following statements are not an exhaustive list of scenarios and risks that may harm the Company's business, financial condition, and/or results of its operations. Accordingly, you should consider general risks as well as specific risks, including, but not limited to, those noted herein.

A. **R**ISKS **R**ELATED TO THE **B**USINESS **M**ODEL, **M**ARKET, AND **C**APITALIZATION

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

An outbreak of contagious diseases, such as COVID-19, in the regional or national population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty, and displacement. Any of these crises could adversely affect the economies and financial markets of many countries, including the United States, resulting in an economic downturn locally that could reduce the demand for our products and services, including sponsorships and partners in connection with advertising at FC Tucson games and events. The occurrence of any such contingencies would likely impair our business prospects, including our ability to raise additional capital on acceptable terms, if at all.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

As with most modern companies, we may face attacks on our information infrastructure, where we manage and store some proprietary information and sensitive/confidential data relating to our operations, vendors, and/or customers. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not impeded by commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns.

Changes in any laws or regulations that apply to our Company could harm our performance.

Various federal and state labor laws apply to the Company, including certain laws that govern our relationship with our employees and affect operating costs. Changes in any number of these laws, including for example, in laws governing minimum wages and overtime pay, could adversely affect our operating results by increasing our operating costs.

Our revenue is primarily generated by and heavily dependent upon the success of FC Tucson.

The Company generates an overwhelming majority of its revenue from the activities and successes of FC Tucson. An important source of revenue is from the Company's corporate sponsorships and partners to whom we provide advertising and brand placement services at FC Tucson events and on our merchandise. Other significant revenue sources include monies from ticketing and concessions at FC Tucson events, as well as the sale of FC Tucson merchandise. The continued support and growth of our fan base is of paramount importance to the Company's ability to continue its operations and loss our supporters could have a substantial negative impact on the Company.

The amount of capital the Company has on hand may not be enough to sustain our business plan.

Sponsorships and partners in connection with advertising and brand placement is an important revenue source to the Company, but the Company may need to procure additional funds in future. There is no guarantee we will be able to raise such funds on acceptable terms, or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which may cause our shareholders to lose all, or a portion of, their investment.

We may face difficulty in raising capital.

We may have difficulty raising needed capital in the future from, among other factors, insufficient sales revenues, a decrease in sponsorships and partners, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations and may have to delay or modify our business strategy and plans. Additionally, insufficient capital would likely diminish the resources available for promoting FC Tucson and our other programs, resulting in further diminished revenue production. Any of the foregoing events would likely cause material harm to our business, financial condition, and results of operations.

Direct and indirect competitors to the Company may emerge and/or outcompete the Company in our primary market.

The Company competes, directly and indirectly, within the sports industry with other sports teams and organizations in and around Tucson and the region of southern Arizona more broadly. Realistically, our competition includes firms and teams across a variety of sports, and competition within the industry is intense. While we believe our initial results in marketing and promoting FC Tucson are promising, public sentiment and enthusiasm for FC Tucson could change and significantly decrease the results of our operations and prevent or delay our expansion and growth.

B.   RISKS RELATED TO THE MANAGEMENT AND OPERATIONS

The Company's success depends on the experience and skill of a small number of executive officers and management team members.

As a small business, we are highly dependent on a small management team, consisting of executive officers and key personnel. These people may not devote their full time and attention to the matters of the Company. Moreover, several executives voluntarily departed the Company's employ in early-2024 and the loss of all or any other executive officers and key personnel could adversely impact the Company's business, financial condition, cash flow and results of operations.

Our officers and management team must also navigate and manage other issues to ensure FC Tucson's success.

The Company's officers must navigate and manage a wide variety of potential risks and issues that can arise in the normal course of our business. For instance, our officers must, without limit, monitor player health and injury risks, adapt to changes in regulations and consumer preferences, and protect the growth and strength of our FC Tucson brand to ensure that the Company continues to attract sponsorships, players, fans, and ticket sales. The success of our officers and management team in navigating these and other myriad issues and risks is of paramount importance to the Company's future success.

The skills and ability of our officers and management team are all extremely important.

To be successful, the Company requires talented individuals to run day-to-day operations. Moreover, if we grow, the Company may need to hire additional employees to assist with sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the Company's performance and other circumstances that may be outside our control, the Company may not be able to attract qualified individuals for those positions. Moreover, we may also make hiring mistakes, which could be costly in terms of resources expended and time lost in recruiting, hiring and training such individuals.

The Company may experience future disruptions if some or all of our remaining executive officers leave the Company.

Two executive officers left the Company in 2024, which resulted in logistical, operational, and other disruptions in the Company's operations and require the Company's other executives and personnel to assume additional responsibilities (and dedicate additional time and energy) to ensure the continuity of the Company's business and operations. Furthermore, the Company has undertaken to improve its internal systems and standard procedures relating to management and operations to mitigate the impact of personnel changes, but future departures could nevertheless have a similar or more severe impact on the results of our operations. Moreover, there can be no assurance that we will be successful in attracting and retaining other executives and talented personnel that we require to successfully operate and grow our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company is working to update its internal systems and standard procedures, but it may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately held corporation (*i.e.*, non-public company), the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Damage to our reputation could negatively impact our business, financial condition, and operations.

Our reputation and the quality of our brand are critical to our business and success in Tucson and regionally and will be critical to our ability to grow and expand our brand and successes. Any incident that erodes consumer loyalty for FC Tucson could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The success of our Company and FC Tucson is impacted by some external factors outside our control.

Operations in the sports industry such as ours can be impacted by changes in regulations/rules governing the sport, general economic conditions and fluctuations, and consumer preferences. Any such changes could have an outsized impact on our ability to attract and retain top talent, which could ultimately impact our performance and disrupt our ability to attract players, fans, and sponsors.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including (without limit) our venue, ticketing, merchandise inventory, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will altogether fail to perform their services or otherwise fail to perform them in a dependable or prudent manner, which could result in delays, defects, errors, or other problems that materially impact our operations. In any such case, we may have little or no recourse to recover damages for these losses, which could further negatively impact the Company's financial condition and limit the success of our business and business prospects in future.

The Company's growth projections and assumption may prove incorrect.

The Company's projections and plans for future growth of FC Tucson are based on various assumptions, including that its operations, brand awareness from advertising, and marketing budget will help the Company to grow and gain additional traction in the marketplace. While the Company's leadership and staff are devoted to, and believe in, the Company's success and growth, it is impossible to know what setbacks the Company may face in the future or whether the Company's fans and traction in the marketplace will meet its projections. Accordingly, the Company's shareholders, including the Crowdfund Owners, are necessarily required to trust in our executive team's vision and discretion as to how the Company strives to achieve its goals and projections.

C.   RISKS RELATED TO THE OWNERSHIP AND MINORITY OWNERSHIP

The Company is managed and controlled by only a few principal shareholders and executives, and the Crowdfund Owners and future shareholders will hold a minority position in the Company and have extremely limited control or influence, if any, in our governance and operations.

Crowdfund Owners and any future investors in any CF Shares will hold a minority position in the Company and have little to no control over, or influence on, the Company's governance and operations. The Company is and will continue to be managed by its Chief Executive Officer ("CEO") and other officers and governed by one or more directors on a small board of directors (the "Board") for the foreseeable future. Only a few principal shareholders hold voting and management rights in the Company, and one or more of those principal shareholders will serve on the Company's Board and as its executive employees. As minority shareholders without voting risks, the Crowdfund Owners do not have any power to participate in ownership of the Company. Moreover, the Company's principal shareholders may vote and approve the issuance of additional common stock (which may or may not be subject to an irrevocable voting proxy. Any such issuance will dilute the CF Shares. The Company's principal shareholders may also authorize certain transactions with related parties (*e.g.*, the sale of Company assets to one or more affiliates of a principal shareholder), and the Crowdfund Owners will not be entitled to prevent such transactions.

All CF Shares are subject to an irrevocable voting proxy coupled with an interest, as well as other terms, conditions, and restrictions in the applicable Subscription Agreements.

As such, the CF Shares (*i.e.*, the common stock held by all the Crowdfund Owners), as well as future investors, will not have any ability to vote or have various other independent rights. For instance, the Crowdfund Owner's are not entitled to appoint or remove the Company's (i) CEO, (ii) other executive officers, or (iii) any director on the Board. Moreover, the voting proxy and various other terms, conditions, and restrictions applicable to the CF Shares and Crowdfund Owners are not applicable to the Company's principal shareholders.

The transferability, marketability, and value of any shareholder's interest in the Company will depend upon many factors outside the control of most shareholders.

The Company may never undergo a liquidity event such as a sale of the Company or an initial public offering, and all CF Shares of the Crowdfund Owners are subject to an irrevocable proxy (coupled with an interest). The irrevocable proxy will remain in place until the closing of a firm commitment underwritten public offering pursuant to an effective registration statement ("IPO") under the Securities Act of 1933 (the "**Securities Act**"), or until the Company's common stock is registered with the SEC, either of which may never materialize. As such, Crowdfund Owners and other future investors could be left holding the CF Shares and other securities in perpetuity, without the ability to exercise any voting control over the Company. Also, the CF Shares are (and any other securities it issues in any future offering will be) subject to various transfer restrictions and thus are likely to be highly illiquid, with no secondary market on which to sell them.

The Company may, at any time, sell additional common stock or other shares to additional investors which will dilute the percentage interest of the Company's current stockholders, including the Crowdfund Owners.

In future, the Company may need to raise additional capital and may sell additional common stock to other investors, which will dilute the percentage interest in the Company of the Company's current shareholders, including Crowdfund Owners. In other words, if the Company were to issue more capital stock of any class, the percentage of the Company that each shareholder (including each Crowdfund Owners) owns goes down, even though the value of the Company increases. Similarly, the value of each share of common stock may decrease. Crowdfund Owners may have the opportunity to increase their investment in the Company in such a transition, but such an opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The decline of an opportunity, or the inability of any Crowdfund Owners or future investors to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of such holders' interests in the Company. Moreover, the amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The decline of an opportunity or the inability of the Company's shareholders to make a follow-up investment, or the lack of an opportunity to make such a follow-on-investment, may result in substantial dilution of their interest in the Company. Moreover, to the fullest extent permitted by applicable law, if the Company does decide to issue additional securities for any reason, the rights of the holders of additional securities may have voting or other rights that are preferential or superior to those of the Crowdfund Owners.

The Company may repurchase common stock or other securities.

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated shareholders, and create pressure on the current shareholders to sell their securities to the Company concurrently.

The Crowdfund Owners CF Shares are subject to an irrevocable proxy that affords the Company's Board and executives control of the Company's leadership and operations.

As minority shareholders of the Company with CF Shares subject to an irrevocable proxy, the Crowdfund Owners are not entitled to receive notice of, or vote at, Company shareholder meetings, except if the proxy terminates as provided in the Subscription Agreements. This has significant implications for the Crowdfund Owners and means the Company's Board and executives have exclusive control over the Company's business, operations, and decisions (subject to their legal duties of care and business judgement). Thus, the Crowdfund Owners will rely upon the CEO, other executives, and Board to manage the Company and maximize value for shareholders, and the success of all Crowdfund Owners' investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Company's Board. For instance, because of the irrevocable proxy, the Crowdfund Owners are not entitled to vote or influence any potential sale of the Company or its assets. If the Board authorizes a sale of all, or a part of, the Company (or a disposition of a substantial portion of the Company's assets), there can be no guarantee that the value received by the shareholders, together with the fair market estimate of the value remaining in the Company will be equal to or exceed the value of any shareholder's initial investment in the Company.

To the extent permitted by applicable law, the Company may engage in transactions with related parties.

Shareholders and future investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the CEO, other officers, and Board will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms that are not arm's-length but will be in all cases consistent with the legal duties of care the Company's executives and directors owe to its shareholders.

The Company's principal, voting shareholders has always consisted of a limited voting group.

The Company's principal voting shareholders (*i.e.*, shareholders whose shares are not CF Shares) are Jon Pearlman, Shaun-Monet Kunkel, and Kyle Cornell. Jon Pearlman and Kyle Cornell are also executives of the Company.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether its current business plan will be successfully. Any prospective investor in the Company is encouraged to carefully analyze the risks and merits of an investment in Company and when making such analysis, should take into consideration (among other things) the risk factors referenced above.

3. BUSINESS

A. DESCRIPTION OF THE BUSINESS

The Company is an Arizona for-profit corporation, formed on October 31, 2022, under the laws of the State of Arizona. The Company owns, promotes, and operates three soccer teams under the FC Tucson program, namely the Men's Team, Woman's Team, and a USL academy team. The Company's business also includes sporting activities relating to community engagement and affiliated youth development programs and soccer teams, as well as providing amateur training and game facilities. An essential revenue source of the Company includes local and regional sponsorships and partners that engage the Company in connection with advertising and ad placement of their brands and services at FC Tucson games and events. Other primary sources of revenue include ticket and merchandise sales. Other limited revenues may be generated, from time to time, in connection with rental/leasing of the Company's amateur training and gaming facilities.

B. HISTORY OF THE BUSINESS

As Southern Arizona's premier soccer club, the FC Tucson club has undergone significant business developments since its original inception in 2010. Founded by local Tucsonans aiming to elevate soccer in the region, FC Tucson club began as an amateur team and quickly made its mark by hosting Major League Soccer (MLS) preseason events, bringing national attention to Tucson.

In 2017, Phoenix Rising FC acquired FC Tucson club and brand, transitioning FC Tucson from the Premier Development League (PDL) to a professional team in USL League One by 2019.

This period marked a significant evolution, expanding the club's reach and professional stature.

In 2021, Ownership of FC Tucson changed hands when Benevolent Sports Tucson, led by Brett Johnson, took over the club and brand from Phoenix Rising FC. Mr. Johnson, a founding investor of Phoenix Rising FC, expressed enthusiasm for fostering an independent club that resonated with Tucson's vibrant soccer culture.

In October 2022, FC Tucson's founder and head coach, Jon Pearlman, led a local ownership group to form the Company and acquire the club and brand from Benevolent Sports Tucson, which culminated in the Company's formation and acquisition of FC Tucson. This transition included moving the FC Tucson men's team to USL League Two for the 2023 season, with plans to return FC Tucson to professional status (contingent upon securing a long-term stadium solution in Tucson).

Further expanding its footprint, in May 2023, the Company, under Pearlman and local business leader Ronald Jeffrey Arnold, secured a USL Super League franchise for FC Tucson. This initiative aims to bring professional women's soccer to Tucson, with the league's launch coinciding with a long-term stadium solution.

Throughout its history, FC Tucson has demonstrated a commitment to growth and community engagement, evolving from an amateur team to a multifaceted club with both men's and women's programs, and a strong presence in youth soccer development.

C.   THE COMPANY'S BUSINESS PLAN

FC Tucson plans to continue fielding an amateur men's team, women's team, and Academy team in 2024 – 2025. FC Tucson also plans to return to professional ranks upon securing a long-term stadium plan.

D.   THE COMPANY'S PRODUCTS/SERVICES

The Company's business operates within the recreational market of semi-professional sports, and it owns and operates FC Tucson, consisting of three pre-professional soccer teams based in Tucson, Arizona. The Company provides products and services in connection with FC Tucson (such as selling tickets, sponsorships, concessions, and merchandise, and hosting clinics, camps, tryouts, and affiliated soccer events.

E.   COMPETITION

The Company competes, directly and indirectly, within the sports industry with other sports teams and organizations in and around Tucson and the region of southern Arizona more broadly. Realistically, such competition includes firms and teams across a variety of sports, including other amateur and pre-professional sports teams throughout Tucson and southern Arizona.

F.   INTELLECTUAL PROPERTY

The Company holds limited licenses to several trademarks registered with the United States Patents and Trademark Office ("USPTO"), which are owned by UNITED SOCCER LEAGUES, LLC, a Florida limited liability company. Such marks include FC Tucson (with color logo) (USPTO Serial No. 97365871); FC TUCSON EST. 2010 (with logo) (USPTO Serial No. 87914158); and EST. 2010 FC TUCSON YOUTH (with logo) (USPTO Serial No. 97365764).

G. CUSTOMER BASE

The Company's primary customer bases continue to include sponsors to whom the Company sells advertising space, and individual fans of FC Tucson buying tickets, concessions, and merchandise relating to the Company's soccer teams.

H. DOMAIN NAMES

The Company's website is: https://www.fctucson.com.

I. LITIGATION

There are no existing legal suits pending or (to the Company's knowledge) threatened, against the Company.

J. GOVERNMENTAL/REGULATORY APPROVAL AND COMPLIANCE

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

K. OTHER

The Company's principal address is 3600 South Country Club Road, Tucson, Arizona 85713, USA. The Company primarily conducts its business operations from Tucson, Arizona. Two former members of the Company's executive team, namely Shaun-Monet Kunkel and Ronald Jeffrey Arnold, voluntarily departed the Company in mid-January 2024 for personal reasons.

4. DIRECTORS, OFFICERS & EMPLOYEES

A. DIRECTORS AND OFFICERS

The Company's officers and directors are listed below, along with each of their: (i) positions and offices held at the Company, (ii) principal occupation and employment responsibilities for the past three years, and (iii) relevant background and qualifications.

Jonathan I. Pearlman

One of the Company's founders, Jon has served as the Company's President and Director on the Company's Board, since November 2022. Jon is also the Company's CEO and has served in that position since mid-January 2024 when Ronald Jeffrey Arnold (former principal executive officer and co-founder) voluntarily departed the Company. As referenced in Section 7.A (Transactions with Related Persons), below, at the time of his departure, Mr. Arnold voluntarily relinquished (and the Company redeemed) his 2,700,000 shares of common stock, without compensation or other monetary benefit. The Company currently holds all such stock as treasury stock (*i.e.*, not outstanding).

As President and Director, Jon's principal occupation and employment responsibilities with the Company included oversight and direction of the Company's soccer teams and operations, business relationships, and community engagement. As the Company's only serving director, Jon is also responsible for providing input and direction to FC Tucson's vision and business plan.

Outside his activities at the Company, Jon's relevant experience, qualifications, and activities from January 2021 through present also included the following:

- Youth National Team Scout, U.S. Soccer Federation; Jan. 2010 – Present.

- Youth Coach, FC Tucson Youth; Oct. 2022 – Present.

- Owner, Tucson Futsal League; March 2024 – Present.

- Head Coach & Technical Director, Benevolent Sports Tucson, LLC; Sept. 2021 – Oct. 2022. Jon was previously involved as a head coach and technical director of the FC Tucson USL League One.

- Jon holds a USSF National "A" License, UCA Premier and Director of Coaching Diplomas, a USSF Talent Scout License, founded Tanque Verde Youth Club and served as CEO from 2002-2017, has won Rookie Franchise of the Year (2012) and Organization of the Year (2014) as FC Tucson's General Manager, and has been inducted into the Sabino High School Athletic Hall of Fame.

Jon's educational background includes graduating in 1996 from the Union College with a BA in Political Science and earning an Arizona Teaching Certificate from the University of Arizona in 2000.

Kyle A. Cornell

Kyle has served as the Company's Chief Operations Officer ("COO") since the Company was founded in 2022.

As the Company's COO, Kyle is responsible for myriad aspects of the Company's day-to-day operations, including budgeting, logistics, communications, resource management, staffing and legal/regulatory compliance. Since February 2024, Kyle's responsibilities have also included assistance and oversight of accounting and serving as the Company's representative in the youth soccer space.

Outside his activities at the Company, Kyle's relevant experience, qualifications, and activities from January 2021 through present also included the following:

- Director of Soccer Operations, Benevolent Sports Tucson, LLC; April 2018 – October 2022. As Director of Soccer Operations for Benevolent Sports Tucson, LLC, Kyle oversaw and managed a $2.5 million budget, allocated resources, and utilized economies of scale to support all soccer business needs, game day curations, facility uses, and player services for the USL League One, USL Academy, WPSL, and preseason operations.

- Owner, Tucson Futsal League; March 2024 – Present

- Club Registrar, Tucson Soccer Academy d/b/a FC Tucson Youth; April 2024 – Present

- Director of Soccer, University of Arizona Men's Soccer Club; December 2022 – Present

Kyle's educational background includes a BA in Philosophy and Economics from the University of Arizona.

B.   INDEMNIFICATION

Indemnification may be authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Arizona law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

C.   EMPLOYEES OF THE COMPANY

The Company has three employees in Tucson, Arizona, USA. The Company also receives certain services from one or more independent contractors and professional service providers.

5.   CAPITALIZATION & OWNERSHIP

A.   CAPITALIZATION OF THE COMPANY.

The Company's sole authorized class of capital stock is common stock. The common stock of the Company is voting stock, except as limited by the applicable Subscription Agreement between the Company and each Crowdfund Owner. The Company has the following common stock issued and outstanding Securities:

Type of Security	Common Stock
Total Shares Outstanding	3,544,661*
Voting Rights	1 vote per share, subject (in the case of all CF Shares) to any applicable irrevocable proxy held by the CEO pursuant to the provisions of each Subscription Agreement
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the CF Shares	The Company may issue additional common stock, which may dilute the CF Shares

In January 2024, the Company redeemed 2,700,000 shares of common stock held by a founder. See Section 7.A (Transactions with Related Persons). The Company currently holds all such stock as treasury stock (i.e., issued but not outstanding).

B. OUTSTANDING DEBT

The Company has the following material debt outstanding (beyond debt incurred in the ordinary course of business).

Type	Commercial Term Loan*
Amount Outstanding (as of 12/31/24)	$81,816
Repayment Schedule	Weekly payments of principal and interest
Description of Collateral	All personal property of the Company (tangible and intangible)
Lender	ODK Capital, LLC
Initial Maturity Date	August 2025
Initial Interest Rate (APR)	58.47%
Other Material Information and Terms	Refinanced in March 2025
Refinanced Maturity Date	March 2026
Refinanced Interest Rate (APR)	60.55%

As described in the attached Exhibit B hereto, the Company obtaining financing in August 2024 (the "Loan"). As of December 31, 2024, the Loan's balance was $81,816. In March 2025, the Company refinanced the Loan with ODK Capital, LLC.

C. PREVIOUS SECURITY OFFERINGS

The Company has conducted the following securities offering:

Security Type	Principal Amount Sold	Amount of Common Stock Issued	Use of Proceeds	Issue Date	Exemption from Registration Used
Common Stock	N/A	6,000,000 shares*	N/A	October 31, 2022	Section 4(a)(2)
CF Shares (Common Stock subject to irrevocable proxy)	$236,233.54	244,661 shares**	Working capital; marketing; other operational expenses	August 15, 2023	Regulation CF

In January 2024, the Company redeemed 2,700,000 shares of common stock issued to founder Ronald Jeffrey Arnold. See Section 7.A (Transactions with Related Persons). Of these original 6,000,000 shares, only 3,300,000 thus remains outstanding.

**Includes 6,372 CF Shares issued to StartEngine affiliate in lieu of certain fees in connection with services rendered during the CF Offering.*

D.   OWNERSHIP OF THE COMPANY

The table below lists the beneficial owners of 20% or more of the Company's outstanding common stock not subject to the voting proxy:

Shareholders / Holder Groups	Shares Held	Subject to Voting Proxy / other restrictions	Ownership Percent (in terms of voting power)
Jonathan Pearlman	2,700,000 common stock	No	81.82%*

*CF Shares were not considered for purposes of calculating voting percentage.

E.   CF SHARES

The Company's CF Offering (undertaken in 2023) resulted in the issuance of shares of common stock to the various Crowdfund Owners. The aggregate shares of common stock held by Crowdfund Owners totals 244,661 (*i.e.*, 6.90% of all issued and outstanding capital stock).

All CF Shares of the Crowdfund Owners are subject to the terms, conditions, and restrictions set forth in Subscription Agreements signed by each of the Crowdfund Owners. Among other things, these terms, conditions, and restrictions include (without limit):

- Significant restrictions on the transfer of common stock, including (without limit) those in applicable state and federal securities law applicable to the CF Shares. For instance, the CF Regulations (17 C.F.R. § 227.501) prohibits each Crowdfund Owner from transferring any of their CF Shares during the one-year period beginning when the CF Shares were issued, unless such CF are transferred (1) to the Company, (2) to an *accredited investor* (as that term is defined in 17 C.F.R. § 230.501), (3) as part of an IPO registered with the SEC, or (4) to a member of the Crowdfund Owner's family, to a trust controlled by them, to a trust created for the benefit of their family member, or in connection with the death or divorce of the Crowdfund Owner or other similar circumstances.[1] In addition to the foregoing, prior to transferring any CF Shares, the Crowdfund Owners must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary under applicable law.

- An irrevocable proxy coupled with an interest, pursuant to which each Crowdfund Owner appointed the Company's CEO (and their successors), as their true and lawful

---

[1] "**Member of the Crowdfund Owner's family**" as used above means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or spousal equivalent), sibling, mother / father / daughter / son / sister / brother-in-law of any Crowdfund Owner, and includes adoptive relationships.

proxy and attorney, with the power to act alone and with full power of substitution, to (1) vote all their CF Shares, (2) give/receive notices and communications, (3) execute any instrument or document that the CEO determines necessary or appropriate in the exercise of the CEO's authority under the Subscription Agreement, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. For any Crowdfund Owner that is an individual, the foregoing proxy and power applicable to the CF Shares survives the individual's death, incompetency and disability. And for each Crowdfund owner that is an entity, the foregoing proxy and power applicable to their CF Shares survives any merger or reorganization of their entity or any other entity holding the CF Shares. Moreover, the proxy and power apply and are applicable to the CF Shares until the occurrence of an IPO. To be clear, the issued and outstanding common stock of the Company's principal shareholders are not subject to the irrevocable proxy described in this paragraph, nor any other terms or conditions in any Subscription Agreement, except as may otherwise apply by operation of applicable law.

6. <u>FINANCIAL INFORMATION</u>

Please see the financial information listed on the cover page of the Form C-AR and the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

A. OPERATIONS

The Company's operations are funded by monies received from the CF Offering and revenue generated through its business operations. The Company expects to continue to grow and improve profitability by streamlining operations, aligning more closely with the goals of our youth club affiliate (FC Tucson Youth), retaining key staff to support our key processes and relationships, improving our relationships with our venue and leagues, and creating new revenue streams.

B. LIQUIDITY AND CAPITAL RESOURCES

In August 2023, the Company completed the CF Offering pursuant to Regulation CF and raised $236,233.54. The Company also generates revenue in the course of its day-to-day business operations. Moreover, as of January 1, 2024, the Company's deferred revenue included $72,000 of sponsorship revenues, which were prepaid. The sponsorship advertisements will be completed during the current fiscal year. The Company also obtained financing from ODK Capital, LLC in August 2024. As of December 31, 2024, the loan balance was $81,816.

C. CAPITAL EXPENDITURES AND OTHER OBLIGATIONS

The Company does not intend to make any material capital expenditures in the near future.

D. MATERIAL CHANGES AND OTHER INFORMATION

As referenced in the Company's other Form C-AR, the Company's management underwent substantial changes to its operational structure during the 2024 fiscal year to align ongoing expenses with revenue and fully balance the annual operating budget to ensure the entity can continue as a going concern.

E.   TRENDS AND UNCERTAINTIES

After reviewing the above discussion of the Company's business and plans it intends to take, each CF Owner and any future investor should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. CF Owners and any future investor should also assess the consequences of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as <u>Exhibit B</u>. The attached financial statements have not undergone a financial statement review or audit by any certified public account.

F.   VALUATIONS

As an early-stage company, determining the value of FC Tucson and its capital stock is difficult to evaluate with any high degree of confidence for various reasons. Among other things, unlike publicly traded companies, FC Tucson's value is not determined by pricing established on a public stock exchange or market, and as such, FC Tucson cannot rely on direct market forces, analyses, and assessments. As described in its Form C filed in connection with the CF Offering, FC Tucson's initial valuation was established by consideration of six weighted metrics relating to projected revenue and revenue sources (*i.e.*, revenue from ticketing, corporate sponsorships, merchandising sales, venue control, media rights and streaming, and concession sales). In future, the Company may be required or elect to modify or change the method by which its value is determined, if deemed reasonably necessary or prudent in the good faith judgment of management or the Company's professional advisors. In any such case, the method of valuation will be determined upon consideration of the relevant facts by the Company's professional advisors.

7.   <u>TRANSACTIONS WITH RELATED PERSONS & CONFLICTS OF INTEREST</u>

A.   TRANSACTIONS WITH RELATED PERSONS

From time to time, the Company may engage in transactions with Related Persons. "**Related Persons**" means any of: (1) a director on the Board or executive officer of the Company, as applicable; (2) any person who is the beneficial owner of 10% or more of the outstanding voting equity securities of the Company, as applicable (calculated on the basis of voting power); (3) any promoter of the Company; and (4) any immediate family member of any of the foregoing persons or an entity controlled by any of the foregoing person(s).

The Company has had the following transactions with Related Persons:

- In 2022, the Company received an interest free loan from RIGHTSURE INC., which was converted to sponsorship revenues and released as of December 31, 2023.

- In mid-January 2024, Ronald Jeffrey Arnold voluntarily relinquished (and the Company redeemed) his 2,700,000 shares of common stock in connection with his voluntary departure from the Company. The Company did not provide Mr. Arnold any compensation or other monetary benefit in return for the voluntary redemption transaction (and all such common stock is held by the Company as treasury stock).

B.   CONFLICTS OF INTEREST

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, or their operations or shareholders.

8.   OTHER INFORMATION

The Company failed to submit timely its Form C-AR covering the 2023 fiscal year as required by the ongoing reporting requirements of Regulation CF § 227.202. The applicable Form C-AR covering the 2023 fiscal year was delinquent when filed in 2025. This Form C-AR is filed timely as required by the ongoing reporting requirements of Regulation CF § 227.202.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT B
FINANCIAL STATEMENTS (UNAUDITED)

(See attached)

Arizona Soccer Holdings, Inc. DBA FC Tucson

Financial Statements

As of December 31, 2024

and

For the Year Ended December 31, 2024

(Unaudited)

Arizona Soccer Holdings, Inc. DBA FC Tucson

Financial Statements

Table of Contents

(Unaudited)

Arizona Soccer Holdings, Inc. DBA FC Tucson

Balance Sheet

As of December 31, 2024

Assets	
Cash	$ 9,520.25
Total Assets	**9,520.25**
Liabilities & Equity	
Liabilities	
Current Liabilities	
Credit Cards	57,265.90
Deferred Revenue	36,000.00
On Deck Capital Loan	81,816.35
Total Current Labilities	175,082.25
Total Liabilities	**175,082.25**
Equity	
Stock Issued	
Common Stock	242,233.54
APIC	(35,203.30)
Subscription Receivable	(6,000.00)
Stock Issued	201,030.24
Retained Earnings	(252,453.13)
Net Income	(114,139.11)
Total Equity	**(165,562.00)**
Total Liabilities & Equity	**$ 9,520.25**

See accompanying notes to the financial statements

Arizona Soccer Holdings, Inc. DBA FC Tucson
Profit and Loss
January - December 2024

Income	
Operating Revenue	$ 142,233.79
Sponsorship Revenue	440,126.92
Ticket Revenue	96,038.79
Total Revenue	**678,399.50**
Expenses	
Labor	
Payroll	255,195.69
Contract Labor	50,268.25
Total Labor	305,463.94
General Expense	
Bank fees & Service Charges	5,500.33
Entertainment	12,518.89
Equipment Rental	10,207.07
Trial Fees	4,507.81
Golf Cart Maintenance	5,202.38
Insurance	8,354.13
Legal & Professional	11,282.61
Marketing & Advertising	69,166.09
Meals	16,103.55
Merch Sales Expense	70,246.52
Misc. Expense	1,088.49
Player Registration - Mens	23,235.96
Office Expenses	8,995.13
Security Expense	27,382.07
Software & apps	5,664.53
Supplies	14,010.16
Travel	25,220.65
Vehicle Expenses	4,639.91
Video & Audio Expense	12,514.50
Website Expenses	4,545.78
Total General Expense	340,386.56
Facilities	
Player Housing	61,908.34
Rent	63,127.61
Total Facilities	125,035.95
Total Expenses	**770,886.45**
Net Operating Loss	**(92,486.95)**
Other Income (Expense)	
Interest Expense	-21,652.16
Total Other Income (Expense)	**(21,652.16)**
Net Loss	**$ (114,139.11)**

Arizona Soccer Holdings, Inc. DBA FC Tucson
Statement of Cash Flows
January - December 2024

Starting balance	**$ 7,812.92**
Cash Flow from Operations	
Net Loss	(114,139.11)
Adjustments to Reconcile Change in Net Assets to Net Cash	
Provided by Operating Activities;	
A/R-Startengine	13,008.61
Credit Cards	57,021.48
Deferred Revenue	(36,000.00)
Net Cash from Operations	**(80,109)**
Cash Flow from Financing	
Loan from OnDeck	115,000.00
OnDeck Loan Repayment	(33,183.65)
Net Cash from Financing	**81,816.35**
Total Cash Flow	**1,707.33**
Ending balance	**$ 9,520.25**

Arizona Soccer Holdings, Inc DBA FC Tucson

Limited Footnotes

As of and For the Year Ended December 31, 2024.

1. **General:**
   a. These financial statements have not undergone a financial statement review or audit.
   b. The footnotes are presented to provide additional insight into the financial statements, they are not intended to conform to the requirements of complete footnotes required under United States Generally Accepted Accounting Principles ("US GAAP").

2. **Notes Payable:**
   In August of 2024 Arizona Soccer Holdings obtained financing in the amount of $115,000 from OnDeck. The loan has a term of 1 year with an APR of 58.47% and requires weekly payments of $2,860. The balance of the loan at December 31, 2024 is $81,816.

3. **Deferred Revenue:**
   Deferred Revenue includes $36,000 of sponsorship revenues which were prepaid. The sponsorship advertisements will be completed in 2025 at which time deferred revenue will be released and reported as revenue in the financial statements.

4. **Revenue:**
   a. Other than as disclosed in Note 3, Sponsorship Revenue is recognized in the year received, not ratably in the months during which sponsor advertisements take place, which may be different than the period in which revenue should be recognized under US GAAP.
   b. Ticket Revenue is recognized in the period in which tickets are sold, not in the period in which a game takes place (if different), which may be different than the period in which revenue should be recognized under US GAAP.
   c. Goods purchased for resale are expensed when acquired, not in the period in which the goods are sold, which may be different than the period in which expense should be recognized under US GAAP.

5. **Basis of Presentation:**
   In addition to the specific accounting provisions discussed above, other areas of the financial statements are also recorded on a cash basis, not in accordance with US GAAP.

6. **Subsequent Events:**
   Management is not aware of any material subsequent events.

Arizona Soccer Holdings, Inc. DBA FC Tucson

Financial Statements

As of December 31, 2023

and

For the Year Ended December 31, 2023

(Unaudited)


Arizona Soccer Holdings, Inc. DBA FC Tucson

Financial Statements

Table of Contents


Arizona Soccer Holdings, Inc. DBA FC Tucson
Balance Sheet
As of December 31, 2023

Assets	
Cash	$ 7,812.92
A/R - StartEngine	13,008.61
Total Assets	**20,821.53**
Liabilities & Equity	
Liabilities	
Current Liabilities	
Credit Cards	244.42
Deferred Revenue	72,000.00
Total Liabilities	**72,244.42**
Equity	
Stock Issued	
Common Stock	242,233.54
APIC	(35,203.30)
Subscription Receivable	(6,000.00)
Stock Issued	201,030.24
Retained Earnings	17,129.00
Net Income	(269,582.13)
Total Equity	**(51,422.89)**
Total Liabilities & Equity	**$ 20,821.53**

See accompanying notes to the financial statements

(Unaudited)


Arizona Soccer Holdings, Inc. DBA FC Tucson
Profit and Loss
January - December 2023


Income	
Operating Revenue	$ 45,926.55
Sponsorship Revenue	412,181.00
Ticket Revenue	181,859.58
Other Income	20,000.24
Total Revenue	**659,967.37**
Expenses	
Payroll	419,389.07
Contract Labor	20,589.44
General Expense	
Advertising/ Promotional	3,308.70
Athletic Training Services	15,802.10
Equipment Rental	11,537.11
Insurance	3,831.75
Legal & Accounting	3,522.50
Marketing & Advertising	87,657.91
Meals	22,835.85
Memberships & subscriptions	45,138.40
Merch Sales Expense	2,554.97
Misc. Expense	1,902.00
Player Registration - Mens	3,890.00
Software As A Service	16,927.07
Sponsorships to Soccer Clubs	7,571.13
Supplies	23,225.85
Uniforms	11,022.23
Vehicle Expenses	3,945.06
Total General Expense	264,672.63
Player Housing	56,819.77
Travel	43,458.37
Utilities	3,259.91
Rent	122,600.49
Total Expenses	**930,789.68**
Net Operating Loss	**(270,822.31)**
Other Income (Expense)	
Interest Expense	(5,111.60)
Taxes	(8,610.33)
Other Income	
Rebate	14,962.11
Total Other Income	14,962.11
Total Other Income (Expense)	**1,240.18**
Net Loss	**$ (269,582.13)**

Arizona Soccer Holdings, Inc. DBA FC Tucson
Statement of Cash Flows
January - December 2023

Starting balance	$	82,332
Cash Flow from Operations		
Net Loss		(269,582)
Loss on Disposal of Fixed Assets		552
Adjustments to Reconcile Change in Net Assets to Net Cash		
Provided by Operating Activities;		
Deferred Revenue		22,000
Accounts Payable		(9,840)
Tax Payable		(5,670)
Net Cash from Operations		**(262,540)**
Cash Flow from Financing		
Loans		22,000
Loan Repayment		(22,000)
Sharefunding equity raise		188,022
Net Cash from Financing		**188,022**
Total Cash Flow		**(74,519)**
Ending balance	$	7,813

See accompanying notes to the financial statements

Arizona Soccer Holdings, Inc DBA FC Tucson

Limited Footnotes

As of and For the Years Ended December 31, 2023 and December 31, 2023

1. **General:**
   a. These financial statements have not undergone a financial statement review or audit.
   b. The footnotes are presented to provide additional insight into the financial statements, they are not intended to conform to the requirements of complete footnotes required under United States Generally Accepted Accounting Principles ("US GAAP").

2. **Equity:**
   $236,233.54 was raised from crowdfunding administered by Startengine. While $236,233.54 was raised, the company's equity increased only $201,030.24 after deducting $35,203.30 in Startengine's fees. While authoritative guidance does not exist for private companies, private companies generally follow ASC 340-10-S99-1, which states that costs related to issuing equity should be recorded as a deduction from equity rather than an expense.

3. **Deferred Revenue:**
   Deferred Revenue includes $72,000 of sponsorship revenues which were prepaid. The sponsorship advertisements will be completed in 2024 and 2025 at which time deferred revenue will be released and reported as revenue in the financial statements.

4. **Revenue:**
   a. Other than as disclosed in Note 3, Sponsorship Revenue is recognized in the year received, not ratably in the months during which sponsor advertisements take place, which may be different than the period in which revenue should be recognized under US GAAP.
   b. Ticket Revenue is recognized in the period in which tickets are sold, not in the period in which a game takes place (if different), which may be different than the period in which revenue should be recognized under US GAAP.
   c. Goods purchased for resale are expensed when acquired, not in the period in which the goods are sold, which may be different than the period in which expense should be recognized under US GAAP.

5. **Basis of Presentation:**
   In addition to the specific accounting provisions discussed above, other areas of the financial statements are also recorded on a cash basis, not in accordance with US GAAP.

6. **Subsequent Events:**
   Subsequent to the year ended December 31, 2023, management made substantial changes to the operational structure of Arizona Soccer Holdings, Inc. to align ongoing expenses with

revenue. For the year ended December 31, 2024, Arizona Soccer Holdings, Inc. reported Net Loss of $96,144 and ended the year with cash of $9,520. Additional changes have since been implemented to fully balance the annual operating budget and ensure the entity can continue as a going concern.

ARIZONA SOCCER HOLDINGS, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (OCTOBER 31, 2022) YEAR ENDED DECEMBER 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Arizona Soccer Holdings, Inc.
Tucson, Arizona

We have reviewed the accompanying financial statements of Arizona Soccer Holdings, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (October 31, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 10, 2023
Los Angeles, California

ARIZONA SOCCER HOLDINGS INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	82,332
Total current assets		**82,332**
Property and Equipment, net		552
Total assets	$	**82,883**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	$	10,084
Tax Payable		5,670
Total current liabilities		**15,755**
Loan Agreement	$	50,000
Total liabilities		**65,755**
STOCKHOLDERS EQUITY		
Common Stock		6,000
Subscription Receivable		(6,000)
Retained earnings/(Accumulated Deficit)		17,129
Total stockholders' equity		**17,129**
Total liabilities and stockholders' equity	$	**82,883**

See accompanying notes to financial statements.

ARIZONA SOCCER HOLDINGS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (October 31, 2022)	December 31, 2021	
(USD $ in Dollars)		
Net revenue	$	62,199
Cost of goods sold		-
Gross profit		62,199
Operating expenses		
General and administrative		36,930
Sales and marketing		2,470
Total operating expenses		39,400
Operating income/(loss)		22,799
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		22,799
Provision/(Benefit) for income taxes		5,670
Net income/(Net Loss)	$	**17,129**

See accompanying notes to financial statements.

ARIZONA SOCCER HOLDINGS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Inception date October 31, 2022	-				
Issuance of Common Stock	6,000,000	$ 6,000	$ (6,000)		$ -
Net income/(loss)	-	-		$ 17,129	17,129
Balance—December 31, 2022	6,000,000	$ 6,000	$ (6,000)	$ 17,129	$ 17,129

See accompanying notes to financial statements.

ARIZONA SOCCER HOLDINGS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (October 31, 2022)		December 31, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	17,129
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		19
Amortization of intangible assets		-
Changes in operating assets and liabilities:		
Credit Cards		10,084
Tax Payable		5,670
Net cash provided/(used) by operating activities		**32,902**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(571)
Net cash provided/(used) in investing activities		**(571)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock		-
Borrowings from Loan		50,000
Net cash provided/(used) by financing activities		**50,000**
Change in cash		82,332
Cash—beginning of year		-
Cash—end of year	$	**82,332**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Arizona Soccer Holdings Inc. was incorporated on October 31, 2022, in the state of Arizona. The financial statements of Arizona Soccer Holdings Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tucson, Arizona.

FC Tucson is a USL League two soccer club in Tucson, AZ. It is comprised of a Preseason, Men's, Women's, and Academy product, a youth affiliate, a community engagement arm, and a top-level amateur training and game facility going into 2023. Through soccer operations, ticket and merchandise sales, as well as sponsorships, FC Tucson provides a popular asset to the community in building for the future.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

As of Year Ended December 31,		2022
Furniture & fixtures	$	571
Property and Equipment, at Cost		**571**
Accumulated depreciation		(19)
Property and Equipment, Net	$	**552**

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Arizona Soccer Holdings, Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of tickets and merchandise sales, as well as sponsorships.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the period from inception to year ended December 31, 2022, amounted to $2,470, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2022
Furniture & fixtures	$	571
Property and Equipment, at Cost		**571**
Accumulated depreciation		(19)
Property and Equipment, Net	$	**552**

Depreciation expenses for property and equipment for the period from inception to December 31, 2022, were in the amount of $19.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2022, 6,000,000 shares have been issued and are outstanding.

5.   DEBT

Promissory Notes & Loans

In 2021, the Company entered into a loan agreement with RIGHTSURE INC., an Arizona corporation. The details of the Company's loans and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement-RIGHTSURE, INC.	$ 50,000	0.00%	12/30/2022	12/1/2025	$ -	$ -	$ -	$ 50,000	$ 50,000
Total					$ -	$ -	$ -	$ 50,000	$ 50,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ -
2024	6,250
2025	43,750
2026	-
2027	-
Thereafter	-
Total	**$ 50,000**

6. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

Current:	
Federal, state, and local	$ 5,670
Foreign	$ -
Total	$ 5,670
Deferred	
Federal, state, and local	$ -
Foreign	$ -
Total non-current expense (benefit)	$ -
Total	$ 5,670

Deferred tax assets (liabilities) comprised the following:

Operating Accruals	$ -
Total	$ -

Total deferred tax assets and deferred tax liabilities were as follows:

Current	
Deferred Tax Assets	$ -
Deferred Tax Liabilities	$ -
Net current deferred tax asset	$ -

Since the Company has positive income and it expects to continue operating positively no valuation allowance has been applied against deferred tax assets

7. RELATED PARTY

There are no related party transactions.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 10, 2023, which is the date the financial statements were available to be issued.

The company received an additional loan in the amount of $22,000 from RIGHTSURE INC., an Arizona corporation. The loan bears no interest rate.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.